EXHIBIT 99.3


                 [THE DIALOG CORPORATION LETTERHEAD]


News Announcement
For Immediate Release

         THE DIALOG CORPORATION APPOINTS GRAHAM BURROWS,
      JOINT CHIEF TECHNOLOGY OFFICER, TO BOARD OF DIRECTORS


New York, NY and Cary, NC - October 9, 1998: The Dialog Corporation plc (NASDAQ:DIALY), a leading provider of online information, today announced that Graham Burrows, 48, has been appointed joint Chief Technology Officer, and is to join The Dialog Corporation's Board of Directors, effective immediately. The appointment raises the number of directors to twelve, including yesterday's announcement that new Chief Operating Officer Patrick Sommers had also been named to the Dialog Board.

Graham Burrows joined the Company as Vice President of Product and Project Management in May 1998, having previously worked as a consultant to The Dialog Corporation. Mr. Burrows brings to the Board a wealth of experience in IT operations. He previously ran his own successful business focused on the organizational and product development needs of leading Silicon Valley technology companies. Prior to that he held senior management positions at numerous US software companies such as Lotus Development -- a unit of International Business Machines (NYSE:IBM), Claris and Atex. He began his technology career in various software engineering and architecture positions within large global organizations.

Graham Burrows will be located in the Company's Mountain View office where he will oversee the US technology team and work jointly with Steve Maller on all new product development and delivery.

Dan Wagner, Chief Executive Officer, of The Dialog Corporation, said: "We are delighted to welcome Graham Burrows to the Board. His experience and knowledge of the IT industry is very valuable to our continued growth and success. He has already proven himself extremely skilled at managing our US technology team and as an asset to the Company."

The Dialog Corporation (http://www.dialog.com) is a leading provider of online information created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. The Dialog Corporation brands include the DIALOG, DataStar and Profound range of products and services. These brands provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares (ADS) are traded on NASDAQ under the symbol "DIALY" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."


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Contacts:
Sara Parker, Corporate Communications       sara_parker@dialog.com
The Dialog Corporation plc                     011-44-171-930-6900

David C. Collins/Robert L. Rinderman -
   U.S. investors relations                         dialy@jcir.com
Jaffoni & Collins Incorporated                        212/835-8500

Courtney Darby/Sarah Clark -
   U.S. media contacts                     courtney@middleberg.com
Middleberg + Associates                               212/888-6610



                            SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: October 14, 1998              The Dialog Corporation plc


                                    By:  /s/ David G. Mattey
                                         ------------------------
                                         David G. Mattey
                                         Finance Director